RECEIVED

2007 NOV 15 A 3:-5

CORPORATE

WashTec

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07028027

SUPPL

November 06, 2007

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Corporate News Release of **November 06th, 2007** concerning third quarter results **("WashTec AG: Dynamic revenue growth in the third quarter")**.
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

dw 11/16

WashTec AG | Argonstrasse 7 • D-86153 Augsburg, Germany
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Management Board: Thorsten Krüger (Spokesman), Christian Bernert
Chairman of the Supervisory Board: Michael Busch

Banking Details: Deutsche Bank Augsburg, BLZ 720 700 01, Kto-Nr. 024261000
Registered Office: Augsburg, HRB 81 Amtsgericht Augsburg

WashTec

Dynamic revenue growth in the third quarter:

- **Revenues exceed EUR 200m after three quarters for the first time (EUR 200.1m; prior year: EUR 190.2m)**
- **EBIT at EUR 17.2m (prior year: EUR 16.0m)**
- **Stock options granted and share buy-back program started**
- **Goals for 2010 announced on first investor day**

Augsburg, November 06, 2007 – Thanks to a dynamic development of revenues in the third quarter, WashTec AG (ISIN DE0007507501), the leading provider of innovative solutions for vehicle wash systems worldwide, was able to raise both revenues and earnings.

WashTec's consolidated revenues after three quarters amounted to EUR 200.1m, an increase of EUR 9.9m (5.2%) compared to the prior year (2006: EUR 190.2m). Third quarter alone showed a revenue increase by 10.0% versus last year. Revenues in the core markets in Europe developed dynamically after being slightly below the prior-year level at the half-year mark.

The positive development in Northern America continued in the third quarter. At EUR 21.9m, revenues of Mark VII after nine months increased by EUR 4.1m or 23.0% compared to the prior year (2006: EUR 17.8m). In US-dollars the increase with 32.3% was even higher.

EBIT for the period rose by EUR 1.2m to EUR 17.2m (2006: EUR 16.0m) improving the EBIT margin to 8.6%, up 0.2% compared to last year (2006: 8.4%). EBIT adjusted for non-recurring effects of the third quarter rose to EUR 8.3m (Q3 2006: EUR 8.2m).

EBT for the first three quarters increased from EUR 13.2m to EUR 14.3m. As a result of the german tax reform which was adopted in the third quarter, deferred tax assets had to be written down by EUR 3.3m. Due to the one time extraordinary high tax-quota, net profit stood at EUR 5.4m (prior year: EUR 7.9m). The equity ratio as of September 30, 2007 is 32.0% (Dec. 31, 2006: 29.6%).

Sales and service activities in the US were further strengthened. Aqua Pro, Mark VII's Texas distributor, was acquired at the beginning of July and own sales- and service-organizations have been set up in New England.

767,000 stock options were issued on July 23, 2007 for the management board members and executive employees at an exercise price of EUR 15.34 and a 2-year hurdle rate of 20% share price increase. On September 17, the management board resolved to acquire up to 800,000 of WashTec's own shares until November 21, 2008.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of the supervisory board:
Michael Busch
HRB 81
commercial register Augsburg

END